UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Meredith Corporation
Full Name of Registrant

Former Name if Applicable

1716 Locust St.
Address of Principal Executive Office (Street and Number)

Des Moines, IA 50309
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to integration work being performed as a result of the significant acquisition of Time Inc., the compilation, dissemination, and review of the information required to be presented in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, could not be completed and filed by May 10, 2019, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 within the five-day period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Ceryanec	515	284-3000
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the registrant's earnings release issued on May 10, 2019, and furnished as an exhibit to its Current Report on Form 8-K filed with the United States Securities and Exchange Commission on May 10, 2019, for the three months ended March 31, 2019, the registrant reported net earnings of $23.7 million on total revenue of $743.4 million. For the three months ended March 31, 2018, the registrant reported a net loss of $110.2 million on total revenues of $651.0 million. For the nine months ended March 31, 2019 and 2018, the registrant reported net earnings of $59.3 million and $82.6 million, respectively, on total revenues of $2,381.1 million and $1,461.5 million, respectively. The increase in net earnings for the three months was primarily due to the decrease in acquisition, disposition, and restructuring related costs. Revenues for the three months increased due to the inclusion of the operations of Time Inc. for a full quarter following the acquisition of Time Inc. on January 31, 2018. Net earnings for the nine months decreased due to increases in interest expense, loss from discontinued operations, and operating expenses due to the inclusion of operations of Time Inc., for the full nine-month period. Revenues for the nine months increased due to the inclusion of operations of Time Inc. for the full nine-month period.

Meredith Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2019	By	/s/ Joseph Ceryanec
Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)